January 19, 2024

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Ms. Nasreen Mohammed
Mr. Adam Phippen

Re: Live Nation Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2023
File No. 001-32601

Ms. Mohammed and Mr. Phippen:

This is to confirm that on January 18, 2024 in a telephone conversation Brian Capo spoke to Ms. Nasreen Mohammed to request that Live Nation Entertainment, Inc. (the “Company”) be granted an extension to provide responses to the comments of the Securities and Exchange Commission staff contained in its letter dated December 14, 2023 with respect to the Company’s Form 10-K for the year ended December 31, 2022, Form 10-Q for Quarterly Period Ended September 30, 2023, and Exhibit 99.1 to Form 8-K filed November 2, 2023 to January 31, 2024. Ms. Nasreen Mohammed indicated that the staff would have no objection to the requested extension.

If you have any questions or comments to this letter, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

/s/ Brian J. Capo
Brian J. Capo
Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer
Joe Berchtold, President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel